UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15060
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

UBS SAVINGS AND INVESTMENT PLAN
December 31, 2009 and 2008
Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party-in-Interest Transactions, Loans or Fixed-Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2009 and 2008 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Board and Savings Plan Committee for the
UBS Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP
New York, NY
June 25, 2010
A member firm of Ernst & Young Global Limited

UBS SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
ASSETS
Investment in UBS AG Master Trust, at fair value	$1,210,612,097	$1,013,562,543
Participant loans	14,942,988	14,769,523

	1,225,555,085	1,028,332,066

Contributions receivable
Employer	$29,829,213	$38,804,636
Participant	206,352	—

Net assets available for benefits	$1,255,590,650	$1,067,136,702

UBS SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
ADDITIONS TO NET ASSETS
Investment income (loss) from UBS AG Master Trust
Net realized/unrealized appreciation/(depreciation) in the fair value of investments	$178,620,069	$(478,262,112)
Dividend and interest income	26,093,425	35,913,575

Net investment income (loss)	204,713,494	(442,348,537)

Contributions
Participants	66,275,208	98,659,321
Employer, net	50,549,793	72,159,133

Total contributions	116,825,001	170,818,454

	321,538,495	(271,530,083)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	122,339,127	140,747,982

Net increase/(decrease) prior to transfers	199,199,368	(412,278,065)
Net transfers to other plans	(10,745,420)	(258,916)

Net increase/(decrease) in net assets available for benefits	188,453,948	(412,536,981)

Net assets available for benefits
Beginning of year	1,067,136,702	1,479,673,683

End of year	$1,255,590,650	$1,067,136,702

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 1	DESCRIPTION OF THE PLAN
The following description of the UBS Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for more complete description of the provisions of the Plan and detailed definitions of various Plan terms.
General
The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of UBS United States Operations (Company), which includes UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., UBS USA LLC, and Prediction Company LLC. Subject to certain exceptions, all full- and part-time employees on the UBS AG U.S. payroll platform are eligible to participate in the Company’s Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Retirement Board and Savings Plan Committee (Retirement Board) of the Company. State Street Corporation (the Trustee) is the Plan’s trustee, Hewitt Associates LLC is the Plan’s record keeper, and Callan Associates serves as the Plan’s investment advisor. At December 31, 2009 and 2008, there were 13,891 and 14,846 Plan participants, respectively.
The Plan’s assets are invested in a master trust, which in turn invests in mutual funds, commingled funds, separately managed accounts, and the UBS Company Stock Fund (UBS Stock Fund).
Certain accounting and other administrative services are provided by the Company at no charge to the Plan.
For the years ended December 31, 2009 and 2008, all expenses related to the administration of the Plan and all fees paid to the Trustee and third-party service providers were paid by UBS AG (Plan Sponsor) on behalf of the Plan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 1	DESCRIPTION OF THE PLAN (continued)
Master Trust
The UBS AG Master Trust (the Master Trust) was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan (Pension Plan). The specific investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan. The investments held at the Master Trust are accounted for at the plan level since the Plan and Pension Plan have a divided interest in assets held at the Master Trust.
Contributions
Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). Effective February 1, 2009, contributions to the Plan from the annual incentive bonus is not permitted for 2009. The maximum allowable contribution was $16,500 for 2009 and $15,500 for 2008. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contribution for participants who attained age 50 on or before December 31, 2009 was $22,000 and for 2008 was $20,500. These limits are subject to change in future years to be consistent with IRS limitations. The Company contributes an amount (the “Company Match”), up to 75% of the first 4% of each participant’s eligible annual compensation contributed, subject to limitations, to each participant’s account.
Retirement Contributions are calculated based on 4% of eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts as soon as administratively feasible the following year (see Notes 7 and 10). The Retirement Contributions, approximately $29,829,200 and $38,805,000 as of December 31, 2009 and 2008, respectively, are reflected as employer contributions receivable on the statements of net assets available for benefits.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 1	DESCRIPTION OF THE PLAN (continued)
Employees hired on or after December 2, 2001 automatically become participants of the Plan and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 had a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.
Participant Accounts
Under the Plan, each participant has two accounts—an Employee Account and a Company Account. When the Company Account is funded, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the employee manages the two accounts as a single account. Only one asset allocation can be selected for both the Employee Account and the Company Account. The participant’s Employee Account reflects all contributions made by the participant and the Company Match, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.
The participant’s Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.
Vesting
A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after three years of service, attaining age 65 while being an employee, becoming totally and permanently disabled, or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the Plan.
Certain individuals whom were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in the UBS Financial Services Inc.’s matching contributions to their accounts plus earnings thereon after three years of combined service at UBS AG and its affiliates, and 100% vested in those respective companies’ retirement contributions to their accounts plus earnings thereon after three years of vesting service at UBS AG and its affiliates.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 1	DESCRIPTION OF THE PLAN (continued)
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Company Account are used to reduce the Company’s contributions to the Plan. For the years ended December 31, 2009 and 2008, the total forfeitures were $4,627,000 and $4,231,000, respectively, which were used to reduce Retirement Contributions.
Payment of Benefits
Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a cash lump-sum payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to exceed beyond April 1 of the year following the year the participant attains age 70 1/2.
A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.
Participant Loans
Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. This $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years, except for loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 1	DESCRIPTION OF THE PLAN (continued)
Plan Termination
Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, affected participants shall become fully vested in their Company Accounts. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.
NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Payment of Benefits
Benefits to participants are recorded when paid.
Use of Estimates
The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan records its investment in the Master Trust at fair value, which represents the Plan’s specific interest in net assets of the Master Trust.
Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for information about fair value measurements.)

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
On June 30, 2009, the FASB released SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC). The ASC is now the single source of authoritative U.S. GAAP recognized by the FASB, replacing all previous U. S. GAAP. The ASC does not change U.S. GAAP, however it significantly changes the way in which the accounting literature is organized. The statement is effective for the Plan’s financials as of December 31, 2009. The adoption of SFAS 168 is not expected to have a material impact on the Plan’s financial statements.
In September 2009, the FASB issued ASU 2009-06, Income Taxes — Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This ASU provides amendments to ASC Topic 740, Income Taxes. The new guidance clarifies that a reporting entity must consider the tax positions of all entities regardless of the tax status of the reporting entity. The adoption of this guidance did not have a material impact on the Plan’s financial statements.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. (See Note 5 for more information about these disclosures.) Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS
Individual investments within the Plan that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2009	2008
Vanguard Institutional Index Fund, 2,060,751 and 2,108,661 shares, respectively	$210,155,400	$174,048,865
Artio International Equity Fund* 4,739,399 and 4,487,342 shares, respectively	133,840,638	110,277,292
UBS Select Prime Preferred Fund, 5,585,059 and 6,527,637 shares, respectively	91,293,754	106,169,603
UBS U.S. Equity Fund, 4,915,726 shares,	69,014,276	—
UBS Multi Asset Portfolio Collective Fund, 65,090 and 63,852 shares, respectively	122,767,523	94,597,466
Vanguard Prime Money Market Fund, 12,178,592 and 13,473,095 shares, respectively	149,903,393	164,700,922
Royce and Associates Premier Fund, 3,978,309 shares	65,244,261	—

*	Fund name changed effective October 2009 from Julius Baer International Equity Strategy Fund.
The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan records transactions at the Plan level; the Plan has an interest in specific assets of the Master Trust. Investment income and expenses are allocated to the Plan based on its share of the Master Trust’s specific assets. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan.
The following table represents the fair value of investments held by the Master Trust on behalf of the Plan as of December 31:

	2009	2008
Investments, at fair value
Mutual funds	$795,181,806	$604,128,443
UBS Stock Fund	49,063,274	42,798,994
Collective Short-Term Investment Fund	2,402,347	1,167,115
Collective Trust	122,767,523	94,597,466
Money Market Account	241,197,147	270,870,525

Total UBS Savings and Investment Plan net assets	$1,210,612,097	$1,013,562,543

The Plan’s specific interests in the identified Master Trust investments were as follows:

	December 31
	2009 (%)	2008 (%)

Mutual Funds	69.28	69.87
UBS Stock Fund	100.00	100.00
Collective Short-Term Investment Fund	43.26	40.29
Collective Trust	25.83	26.64
Money Market Account	100.00	100.00

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS (continued)
The following table represents investment income earned by the Plan for the years ended December 31:

	2009	2008
Net realized and unrealized appreciation/ depreciation in fair value of investments
Mutual funds	$146,876,274	$(369,591,599)
UBS Stock Fund	4,943,231	(63,209,876)
Collective Trust	26,800,564	(45,460,637)
Money Market	—	—

	178,620,069	(478,262,112)
Interest and dividend income	26,093,425	35,913,575

Total net realized and unrealized appreciation/depreciation in fair value of investments	$204,713,494	$(442,348,537)

Plan participants have the following investment options:
Artio International Equity Fund (fund name changed from The Julius Baer International Equity Strategy Fund effective October 1, 2008) — A non-U.S. equity fund with some emerging markets equity exposure. The fund’s manager believes that well-diversified international equity portfolios provide better risk adjusted returns than overly concentrated portfolios. They can invest in companies of all sizes, although they normally prefer larger companies because of the liquidity provided. They seek companies with stock prices that do not reflect the value of expected future cash flows. The fund’s benchmark is the MSEI Index.
The GE Asset Management Premier Growth Fund — A U.S. large-cap growth equity fund. The fund’s manager invests in high-quality companies with above-market earnings growth prospects and that are trading at attractive valuations. The fund relies on bottom-up fundamental research as the basis for constructing and managing portfolios. The fund’s benchmark is the Russell 1000 Growth Index. This fund requires participants who transfer their amounts out of this fund to wait 30 calendar days before they may transfer amounts back into this fund.
The Loomis Sayles Global Bond Fund — Effective June 2, 2008, this fund replaced the UBS Global Bond Fund. Seeks high total investment return through a combination of high current income and capital appreciation. The fund invests primarily in investment-grade fixed-income securities worldwide. In deciding which securities to buy and sell, management will consider, among other things, the stability and volatility of a country’s bond markets, the financial strength of the issuer, current interest rates and expectations regarding general trends in interest rates. This fund offers investors seeking a greater foreign component and decreased exposure to the U.S. interest rate cycle access to the world’s fixed-income markets. The fund’s benchmark is the Salomon World Government Bond Index.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS (continued)
PIMCO Total Return Fund (added to the fund line-up July 1, 2009) — A core plus bond portfolio that seeks maximum current income and price appreciation with index-like volatility. All sectors of the bond markets are utilized in an effort to add value while maintaining an overall risk level similar to the benchmark. The fund may invest up to 10% in below-investment-grade (high yield) bonds and up to 20% in non-U.S. securities. The fund’s benchmark is the Barclays Aggregate Index.
The Royce and Associates Premier Fund — A U.S. small-cap value equity fund. Royce invests in a diversified portfolio of small- and micro-cap stocks in an attempt to take advantage of what it believes are undervalued securities. The fund normally invests at least 80% of its assets in a limited number of equity securities with market capitalization between $500 million and $2.5 billion. Security selection falls into one of four themes: Unrecognized Asset Values, Turnarounds, Undervalued Growth, and Interrupted Earnings. The fund’s benchmark is the Russell 2000 Value Index.
The State Street Global Advisors Passive Bond Market Strategy Fund — A passively managed bond index fund. The fund’s objective is to match the risk and return characteristics of the Barclays Aggregate Index. The fund’s returns have a very low and acceptable tracking error in relation to the index.
The T. Rowe Price Personal Strategy Balanced Fund — Seeks the highest total return over time, consistent with an emphasis on both capital growth and income. Accordingly, this fund’s asset allocation policy assumes greater investment risk than that associated with the “conservative” fund. This fund’s policy is 60% stocks, 30% bonds, and 10% money market securities.
The T. Rowe Price Personal Strategy Growth Fund — Seeks the highest total return over time, consistent with a primary emphasis on capital growth and a secondary emphasis on income. Among the three asset allocation funds, this fund assumes the greatest amount of investment risk as it has the greatest allocation to equity—80%. The fund typically invests in a diversified portfolio consisting of about 80% stocks and 20% bonds and money market instruments.
The T. Rowe Price Personal Strategy Income Fund — Seeks the highest total return over time, consistent with a primary emphasis on income and a secondary emphasis on capital growth. To reflect the primary emphasis on income, the fund has a relatively conservative asset allocation policy of 40% stocks, 40% bonds, and 20% money market securities.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS (continued)
UBS Global Asset Management, an indirect wholly owned subsidiary of UBS Americas, is the investment advisor, administrator, and distributor for the following UBS funds that are mutual funds. UBS Global AM earns management fees from these funds. These fees for the mutual funds were paid by the participants; the fees for the collective trust(s) were paid by the company.
The UBS Global Allocation Fund — Seeks to maximize total return, consisting of current income and capital appreciation, by investing in a diversified portfolio of stocks and bonds around the globe. The fund is similar to the UBS Multi-Asset Portfolio Collective Fund except that it has no exposure to real estate and private equity. The fund’s benchmark is the Global Securities Market Index (a SMI Mutual Fund Index). This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.
The UBS Global Bond Fund (removed from fund line-up June 1, 2008) — Seeks capital appreciation and current income. The publicly traded fund invests primarily in investment-grade debt securities of U.S. and foreign governments and corporations. When selecting securities, management examines country bond exposures, interest rate sensitivity, and currency exposure. The fund’s benchmark is the Salomon World Government Bond Index, although it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. The fund invests primarily in developed markets. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.
The UBS Multi Asset Portfolio Collective Fund — Seeks to maximize total U.S. dollar return without assuming unnecessary risk. It is a long-term, value-driven investment option providing diversification across global markets and asset classes. The fund invests in U.S. and international (Global Ex-U.S.) stocks, bonds, as well as real estate and private markets. The fund’s benchmark is the Multiple Markets Index (MMI), which represents a well-diversified global investment portfolio.
The UBS Select Prime Preferred Fund — Rated ‘AAA’ by Standard & Poor’s and Moody’s Investors Service. This fund is a $7.5 billion SEC-registered mutual fund. Its intent is to seek preservation of capital, maintain high liquidity, and produce current income. It invests in a diversified portfolio of high-quality, short-term, U.S.-dollar denominated money market instruments (i.e., Tier I securities).

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS (continued)
The UBS Stock Fund — Seeks capital appreciation. The fund is invested primarily in UBS AG ordinary shares, and also in such other assets, while awaiting investment in UBS AG shares, as the trustee of the stock fund considers advisable. A small cash reserve is maintained in the UBS Stock Fund to accommodate the flow of money going into and out of the fund. UBS AG shares are traded on the New York, Zurich, and Tokyo Stock Exchanges and the price per share is subject to substantial fluctuation. The trustee of this stock fund may purchase shares from UBS AG (with no commission charge) or on the open market. If purchases are made from UBS AG, the shares will be valued at their closing price on the day that the shares were purchased. The trustee for the UBS Stock Fund is State Street Bank & Trust Company.
The UBS U.S. Equity Fund — Seeks to maximize total return consisting of capital appreciation and current income. The fund typically emphasizes large-cap stocks but also may hold mid- and small-cap issues. The fund’s benchmark is the Wilshire 5000 Equity Index, a broad-based market index that includes U.S. large, intermediate, and small-cap issues. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.
The UBS Global Asset Management U.S. Small Cap Growth Fund — Seeks to generate good long-term returns by investing in companies with strong business franchises that generate rapidly rising earnings while controlling risk through diversification and attention to reasonable valuations. The fund invests at least 80% of net assets in equity securities of U.S. companies with market caps less than $2.5 billion at the time of purchase. It may invest up to 20% of net assets in foreign securities. The fund’s benchmark is the Russell 2000 Growth Index. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.
The UBS U.S. Bond Fund — Seeks capital appreciation and current income while controlling risk. The fund normally invests at least 65% of assets in U.S. debt securities with initial maturities of more than one year. The majority of these investments are rated ‘BBB’ or higher; the fund may invest a portion of assets in lower-rated debt. The fund’s benchmark is the Salomon Brothers Broad Investment Grade Bond Index, though it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 3	INVESTMENTS (continued)
The Vanguard Institutional Index Fund — Seeks investment results that correspond to the price and yield performance of the S&P 500 Index. The fund employs a passive management strategy designed to track the performance of the S&P Index, which is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all of its assets in stocks that comprise the index.
The Vanguard Prime Money Market Fund — Seeks to provide current income while maintaining liquidity and a stable share price. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities.
NOTE 4	FAIR VALUE MEASUREMENTS
The Plan values its investments in accordance with ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157).
ASC 820 establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets,
•	Quoted prices for identical or similar assets or liabilities in inactive markets,
•	Inputs other than quoted prices that are observable for the asset or liability, and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 4	FAIR VALUE MEASUREMENTS (continued)
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
Collective Short-Term Investment Fund: Valued at their outstanding balances, which approximate fair value.
Collective Trust: Valued daily and reported by the asset management company.
Money market accounts: Records its corresponding value at $1 net asset value. Investments are valued at amortized cost unless this would not represent fair value.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 4	FAIR VALUE MEASUREMENTS (continued)
As of December 31, 2009, the Plan’s assets at fair value by level are:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large Company Stock	$329,292,462	$—	$—	$329,292,462
International Stock	133,840,638	—	—	133,840,638
Bond	74,656,733	24,749,504	—	99,406,237
U.S. Small Cap Stock	83,360,267	—	—	83,360,267
Lifestyle/ Pre-Mix	114,662,727	—	—	114,662,727
Balanced	34,619,475	—	—	34,619,475
Collective Trust(a)	—	122,767,523	—	122,767,523
Money Market(b)	—	241,197,147	—	241,197,147
UBS Common Stock	49,063,274	—	—	49,063,274
Collective Short-Term Investment Fund(c)	—	2,402,347	—	2,402,347

Total investments at fair value	$819,495,576	$391,116,521	$—	$1,210,612,097

As of December 31, 2008, the Plan’s assets at fair value by level are:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large Company Stock	$262,517,774	$—	$—	$262,517,774
International Stock	110,277,292	—	—	110,277,292
Bond	44,003,329	22,408,855	—	66,412,184
U.S. Small Cap Stock	59,323,142	—	—	59,323,142
Lifestyle/ Pre-Mix	80,236,313	—	—	80,236,313
Balanced	25,361,738	—	—	25,361,738
Collective Trust(a)	—	94,597,466	—	94,597,466
Money Market(b)	—	270,870,525	—	270,870,525
UBS Common Stock	42,133,206	—	—	42,133,206
Collective Short-Term Investment Fund(c)	—	1,832,903	—	1,832,903

Total investments at fair value	$623,852,794	$389,709,749	$—	$1,013,562,543

(a)
This category includes a collective trust that is a balanced fund approach intended to maximize total dollar return. This investment option provides diversification across global markets and asset classes.

(b)
This category includes a money market fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments.

(c)
This category includes a collective short-term investment fund (STIF) that is a “money market” type of pooled investment fund, investing in securities such as commercial paper, bank obligations like certificates of deposit and time deposits, and repurchase agreements. The objective is to provide a readily accessible investment vehicle in which participation can commence or terminate on a daily basis.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 4	FAIR VALUE MEASUREMENTS (continued)
As of December 31, 2009, the Plan’s non-Master Trust assets set forth by level within the fair value hierarchy are:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$14,942,988	$14,942,988

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$14,769,523	$14,769,523
Level 3 Gains and Losses
The following table summarizes changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:
Level 3 Assets
Year Ended December 31, 2009

Participant Loans

Balance, beginning of year	$14,769,523
New loans issued, interest earned, and repayments (net)	173,465

Balance, end of year	$14,942,988

Level 3 Assets
Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$16,373,400
New loans issued, interest earned, and repayments (net)	(1,603,877)

Balance, end of year	$14,769,523

NOTE 5	RISKS AND UNCERTAINTIES
The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible for the values of investment securities to change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 6	RELATED-PARTY TRANSACTIONS
The Plan invests in common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2009 and 2008, the Plan did not receive any common stock dividends from the Company.
In February 2008, at the Extraordinary General Meeting in Switzerland, UBS shareholders approved the Board of Directors proposal to provide an entitlements offering instead of a cash dividend. Entitlements were awarded to shareholders in April 2008, with a trading period in April/May 2008. U.S. Trust was appointed as Independent Fiduciary to make investment decisions with respect to the entitlements on behalf of the Plan participants and the proceeds were contributed to the UBS Stock Fund.
In April 2008, at the Annual General Meeting in Switzerland, UBS shareholders approved the Board of Directors proposal to provide a discounted rights offering. Rights were awarded to shareholders in May 2008, with a trading period in May/June 2008. U.S. Trust was appointed as Independent Fiduciary to make investment decisions with respect to the rights on behalf of the Plan participants and the proceeds were contributed to the UBS Stock Fund.
An application for a prohibited transaction exemption was filed with the Department of Labor in June 2008 with respect to both the entitlements offering and the discounted rights offering. The exemption was granted in May 2009 and was retroactive.
NOTE 7	PLAN AMENDMENTS
During 2009 and 2008, the Plan was amended as follows:
a.	Effective February 1, 2009, no participant was entitled to contribute to the Plan from their annual discretionary bonus payment in 2009.
b.	Effective October 1, 2008, employees involuntarily terminated in the fourth quarter of the plan year became eligible to receive the Retirement Contribution.
c.	Effective April 1, 2008, investment decisions with respect to the entitlements and rights were exercised on behalf of the Plan participants by an independent fiduciary.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 7	PLAN AMENDMENTS (continued)
d.
Effective January 1, 2008, compensation was clarified for purposes of applying the limitations to include any compensation described in U.S. Department of Treasury regulation that is paid after the Participant’s severance from employment, provided (i) generally, the compensation is paid by the later of 2 1/2 months after such severance, and (ii) the compensation would have been included in the definition of compensation if it were paid prior to such severance.

NOTE 8	INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
On January 30, 2009, the Company filed with the IRS for a Plan restatement and an updated letter of determination.
NOTE 9	TRANSFERS
During 2009, 13 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 77 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $10,740,108. In addition, an asset transfer in the amount of $5,312 was attributable to a rollover to another plan that included a loan balance.
During 2008, 45 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 36 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $258,916.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
NOTE 10	SUBSEQUENT EVENTS
During 2010, the Plan was amended as follows:
a.	Effective January 1, 2010, the retirement contribution rate decreased to 3.5% from 4%.
b.	Effective March 26, 2010, the Qualified Default Investment Alternative changed to T. Rowe Price Personal Strategy Balanced Fund from UBS Multi Asset Portfolio Collective Fund.
c.
On June 4, 2010, during the Retirement Board Meeting, the Executive Board amended the plan effective July 2010, whereby participants (i) are permitted to make contribution elections with respect to their bonuses at any time during the year (as opposed to once per year), (ii) will be required to make a separate contribution election with respect to the bonus payment such that if no such election is made, no portion of the participant’s bonus will be contributed to the Plan; and (iii) will have their investment election applied to all tax-deferred contributions (as defined under the Plan), including contributions from the bonus payment.

SUPPLEMENTAL SCHEDULE

UBS SAVINGS AND INVESTMENT PLAN
EIN #98-0186363 Plan #002
Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)
December 31, 2009

Principal
Amount or
Number of		Current
Shares	Description of Investments	Value

4,739,399	Artio International Equity Fund	$133,840,638
6,344,656	GE Asset Management Premier Growth Fund	50,122,786
1,614,975	Loomis Sayles Global Bond Fund	25,807,303
2,230,930	Pimco Total Return Fund	23,818,856
3,978,309	Royce and Associates Premier Fund	65,244,261
1,901,223	*State Street Global Advisors Passive Bond Market
	Strategy Fund	24,749,504
3,187,505	T. Rowe Price Personal Strategy Balanced Fund	54,601,965
2,169,525	T. Rowe Price Personal Strategy Growth Fund	43,781,015
1,102,217	T. Rowe Price Personal Strategy Income Fund	16,279,747
3,644,959	UBS Global Allocation Fund	34,619,475
65,090	*UBS Multi Asset Portfolio Collective Fund	122,767,523
5,585,059	*UBS Select Prime Preferred Fund	91,293,754
6,679,381	*UBS Stock Fund	49,063,274
4,915,726	*UBS U.S. Equity Fund	69,014,276
1,663,098	*UBS Global Asset Management U.S. Small Cap Growth Fund	18,116,006
2,982,085	*UBS U.S. Bond Fund	25,030,574
2,060,751	Vanguard Institutional Index Fund	210,155,400
12,178,592	Vanguard Prime Money Market Fund	149,903,393
2,402,347	Collective Short-Term Investment Fund	2,402,347

	*Loans to participants, 0-25 years maturity, 5.25%-11.5%	14,942,988

		$1,225,555,085

*	Parties-in-interest.
Cost information is not required because investments are participant directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Savings and Investment Plan
By:	/s/ Edward O’Dowd
Edward O’Dowd,
a member of the Retirement Board and Savings Plan Committee

By:	/s/ Vincent Raimondi
Vincent Raimondi,
a member of the Retirement Board and Savings Plan Committee
Dated: June 25, 2010